EXHIBIT 99.1

RADA Electronic Industries Announces Second Quarter and First Half 2011 Results

Gross Profit for the First Half of 2011 Increased by 69%, Totaling $4.4 Million

Press Release
Source: RADA Electronic Industries Ltd
On Tuesday August 30, 2011, 10:00 am EDT

NETANYA, Israel, Aug. 30, 2011 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) today announced its financial results for the second quarter and first half ended June 30, 2011.

Second Quarter highlights include:

•	Revenues totaled $5.7 million, compared with $6.8 million in the second quarter of 2010

•	Gross profit totaled $1.9 million, compared with $1.7 million in the second quarter of 2010

•	Net income totaled $147,000 or $0.02 per share, compared with net income of $70,000 or $0.01 per share in the second of quarter 2010

Second Quarter 2011 Results

Revenues totaled $5.7 million, a 16% decrease when compared with $6.8 million in the second quarter of 2010. The decrease can be attributed mainly to a revenue reduction over the quarter from a major integration project in Latin America, which the Company expects will be recovered during the next few quarters.

Gross profit totaled $1.9 million, a 14% increase when compared with $1.7 million in the second quarter of 2010.

Operating Profit totaled $188,000 compared with $338,000 million in the second quarter of 2010. The reduction in Operating profit can be attributed to a significant increase in R&D expenses ($530,000 during Q2 2011 compared with $211,000 during Q2 2010) when compared with the same quarter of 2010.

Financial expenses totaled $32,000, compared with $262,000 in the same quarter of 2010. The reduction can be attributed mainly to a successful hedging policy during 2011.

As a result, the Company reported net income of $147,000 or $0.02 per share for the quarter, compared with net income of $70,000 or $0.01 per share, for the comparable quarter in 2010.

First Half 2011 Results

Revenues totaled $13.5 million, a 19% increase when compared with $11.3 million for the same period in 2010.

Gross profit totaled $4.4 million, a 69% increase when compared with $2.6 million for the same period in 2010.

Operating profit totaled $730,000, compared with $91,000 for the same period in 2010.

Financial expenses totaled $184,000 compared with financial expenses of $541,000 for the same period in 2010.

As a result, the Company reported net income of $540,000 or $0.06 per share for the six month period ended June 30, 2011, compared with a net loss of $448,000 or $0.05 per share, for the comparable period in 2010.

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, "We remain on track with our strategic plan for the year. Current projects are ongoing and progressing at a good rate and we continue to invest in our R&D, particularly in our high growth areas - navigation and radar products. Despite the weakened US dollar versus the Israeli Shekel this past quarter, we succeeded to mitigate its impact through hedging activities, which helped us reduce our financial expenses this quarter and increased our net income.

"Looking ahead," continued Mr. Alon, "we will continue to pursue large opportunities in the navigation and radar product markets, which we expect to become major growth drivers for the Company in the future."

To arrange a call with management to discuss the results, please reach out to our Investor Relations contact, below.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production and sales of Inertial Navigation Systems for air and land applications, Ground-based Radars for Anti-Terrorism/Force Protection applications, and Avionics Solutions (Aircraft Avionics Upgrades, ISR Upgrades, Avionics for UAVs, and Digital Video & Data Recorders).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

ASSETS	June 30, 2011	December 31, 2010
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,271	$850
Restricted cash	1,220	1,448
Trade receivables (net of allowance for doubtful accounts of $ 26 and $ 78 at June 30, 2011 and at December 31, 2010 respectively)	8,015	9,452
Other receivables and prepaid expenses	1,434	820
Costs and estimated earnings in excess of billings on uncompleted contracts	1,605	2,698
Inventories	4,935	6,215

Total current assets	18,480	21,483

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,614	1,546

PROPERTY, PLANT AND EQUIPMENT, NET	3,448	3,173

OTHER ASSETS:
Intangible assets, net	232	309
Goodwill	587	587

Total other assets	819	896
Total assets	$24,361	$27,098

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$4,252	$4,274
Trade payables	1,221	3,430
Other accounts payable and accrued expenses	5,050	5,714
Billings in excess of costs and estimated earnings on uncompleted contracts	122	471

Total current liabilities	10,645	13,889

LONG-TERM LIABILITIES:
Loans from shareholders, net	529	881
Convertible note from a shareholder, net	2,698	2,598
Accrued severance pay and other long term liability	593	547

Total long-term liabilities	3,820	4,026

RADA SHAREHOLDERS' EQUITY
Share capital --
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at June 30, 2011 and December 31, 2010; Issued and outstanding: 8,915,387 and 8,868,857 at June 30, 2011 and at December 31, 2010 respectively.	119	119
Additional paid-in capital	70,169	70,060
Accumulated other comprehensive income	438	392
Accumulated deficit	(61,448)	(61,988)
Total RADA shareholders' equity	9,278	8,583
Noncontrolling interest	618	600
Total equity	9,896	9,183
Total liabilities and equity	$24,361	$27,098

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
	(Unaudited)

Revenues	$13,480	$11,334	$5,693	$6,805

Cost of revenues *)	9,081	8,733	3,783	5,133

Gross profit	4,399	2,601	1,910	1,672

Operating expenses:
Research and development	1,199	470	530	211
Marketing and selling *)	1,436	1,218	688	709
General and administrative	1,034	822	504	414

Total operating expenses:	3,669	2,510	1,722	1,334

Operating profit	730	91	188	338
Financial expense, net	184	541	32	262

Consolidated net income (loss)	546	(450)	156	76

Less: Net (income) loss attributable to Noncontrolling interest	(6)	2	(9)	(6)

Net income (loss) attributable to RADA shareholders	$540	($448)	$147	$70

Net income (loss) per share:
Basic and diluted net income (loss) per share	$0.06	($0.05)	$0.02	$0.01

*) Reclassification

Contact:

Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com
Investor Relations Contact
Ehud Helft/ Porat Saar
+1 646 233 2161
Rada@ccgisrael.com